FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2004

HOLMES FINANCING (NO 8) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	417,090	29,737,959
Replenishment	17,513	1,533,881
Repurchased	(5,235)	(435,444)
Redemptions	(11,582)	(845,941)
Losses	(14)	0
Capitalised Interest	0	3,876
Other Movements	0	0
Carried Forward	417,772	29,994,331

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	813,498	60,322,044
Repurchased	(229,875)	(16,191,871)
Redemptions	(280,588)	(20,573,124)
Losses	(454)	(777)
Capitalised Interest	0	38,846
Other Movements	0	(1)
Carried Forward	417,772	29,994,331

	Period CPR	Annualised CPR	
1 Month	4.27%	63.65%	**(including
3 Month	13.74%	68.58%	redemptions and
12 Month	54.45%	54.45%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	32.02	months
Weighted Average Loan size	£71,795.93	
Weighted Average LTV	71.59%	*** (see below)
Weighted Average Indexed LTV	54.64%	Halifax
Weighted Average Indexed LTV	53.98%	Nationwide
Weighted Average Remaining Term	18.53	Years

Product Type Analysis	£000's	%
Variable Rate	9,181,265	30.61%
Fixed Rate	5,833,897	19.45%
Tracker Rate	14,979,169	49.94%
	29,994,331	100.00%

As at 08 June 2004 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,862,703	22.88%
Interest Only	4,214,204	14.05%
Repayment	18,917,425	63.07%
	29,994,331	100.00%

As at 08 June 2004 approximately 13.92% of the loans were self-certified

Loan Purpose Analysis	£000's	%
Purchase	23,176,620	77.27%
Remortgage	6,817,711	22.73%
	29,994,331	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 June 2004	6.25%
01 March 2004	6.00%
01 December 2003	5.75%
01 August 2003	5.54%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%
East Anglia	17,082	1,139,312	3.80%
East Midlands	22,894	1,421,787	4.74%
Greater London	67,716	6,305,101	21.02%
North	18,072	954,215	3.18%
North West	47,511	2,703,843	9.01%
Scotland	27,747	1,529,436	5.10%
South East	107,928	9,249,744	30.84%
South West	33,155	2,349,502	7.83%
Wales	20,389	1,096,795	3.66%
West Midlands	28,478	1,754,259	5.85%
Yorkshire and Humberside	26,144	1,419,692	4.73%
Unknown	656	70,645	0.24%
Total	417,772	29,994,331	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	13,546	581,691	1.94%
25.01 - 50.00	69,485	4,195,696	13.99%
50.01 - 75.00	145,881	11,501,425	38.35%
75.01 - 80.00	22,700	1,804,463	6.02%
80.01 - 85.00	28,047	2,312,256	7.71%
85.01 - 90.00	52,627	4,338,916	14.47%
90.01 - 95.00	85,486	5,259,884	17.54%
Total	417,772	29,994,331	100.00%

*** The balance is the current outstanding balance on the account
 including accrued interest. The LTV is that at origination and
 excludes any capitalised high loan to value fees, valuation fees
 or booking fees.

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	408,754	29,402,053	(3,225)	98.04%
1.00 - 1.99 months	5,441	363,212	3,078	1.21%
2.00 - 2.99 months	1,666	106,707	1,642	0.36%
3.00 - 3.99 months	783	48,334	1,072	0.16%
4.00 - 4.99 months	400	24,955	730	0.08%
5.00 - 5.99 months	252	15,545	554	0.05%
6.00 - 11.99 months	357	21,654	1,106	0.07%
12 months and over	41	2,158	257	0.01%
Properties in Possession	78	4,146	353	0.01%
Total	417,772	29,988,764	5,567	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	16,083,915	13,654,044
Replenishment of Assets	0	1,533,881
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,281,385)
Allocation of Losses	0	0
Share of Capitalised Interest	2,097	1,779
Payment Re Capitalised Interest	(2,097)	2,097
Balance Carried Forward	16,083,915	13,910,416

Carried Forward Percentage	53.62318%	46.37682%

Minimum Seller Share	1,277,893	4.26%

Holmes Financing No 8 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's
Brought Forward	656,435
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	656,435

Target Balance	406,070	payable on 15th July 2004
	250,365	payable on 15th April 2005
	656,435	

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/04/04	0.3687%
Quarter to 15/01/04	0.4098%
Quarter to 15/10/03 (Restated)**	0.3433%
Quarter to 15/07/03 (Restated)**	0.3852%

*Excess spread is calculated by reference to deferred consideration
 (determined according to relevant accounting policies) for the period,
 adjusted for non-cash related items and items relating to amounts
 falling due after transfers to the first and second reserve funds in the
 Funding Revenue Priority of Payments, expressed as a percentage of
 the average note balance over that period.

**The figures for excess spread in prior periods have been restated to
 incorporate the c umulative effects of accounting adjustments. This
 restatement does not affect the past or current cash value of amounts
 standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/04/2004	£338,000,000.00	£7,977,968.00	£67,722,808.72
Required Amount as at 15/04/2004	£338,000,000.00	£7,977,968.00	£70,000,000.00
Percentage of Notes	2.02%	0.05%	0.40%

Properties in Possession

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Stock

Current Period		
	Number	£000's
Brought Forward	82	4,377
Repossessed in Period	15	1,958
Sold in Period	(19)	(1,836)
Carried Forward	78	4,499

Cumulative		
	Number	£000's
Repossessed to date	560	36,107
Sold to date	(482)	(31,608)
Carried Forward	78	4,499

Repossession Sales Information

Average time Possession to Sale	82	Days
Average arrears at time of Sale	£3,377	

MIG Claim Status

	Number	£000's
MIG Claims made	195	1,382
MIG Claims outstanding	2	14
Average time claim to payment	36	

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
04Q2	-	-	-	-	-	-	-	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 May 2004 to 08 June 2004

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8
04Q2	-	-	-	-	-	-	-	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (NO 8) PLC

Dated:16th June 2004   **By / s / Karen Carson**
(Authorised Signatory)